

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

September 8, 2017

Wing Hong Sammy Hsieh
Chief Executive Officer
iClick Interactive Asia Group Ltd.
15/F Prosperity Millennia Plaza
663 King's Road, Quarry Bay
Hong Kong S.A.R., People's Republic of China

Re: **iClick Interactive Asia Group Ltd**
Amendment No. 2 to Confidential Draft Registration Statement on Form F-1
Submitted August 18, 2017
CIK No. 0001697818

Dear Mr. Hsieh:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. References to prior comments refer to our letter dated July 31, 2017.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

Management's Discussion and Analysis of Financial Conditions and Results of Operations

Critical Accounting Policies

Revenue Recognition, page 83

1.   Your response to prior comment 5 indicates the commissions earned from the publisher-customer when you resell its marketing space under cost-plus or specified-action models amounted to US$4,138,000, US$974,000, US$783,000 and US$253,000 in 2015, 2016 and the six months ended June 30, 2016 and 2017, respectively, and these amounts are either presented as net revenues from cost-plus models or as reduction of cost of revenue under the specified-actions model, thus there is no additional stream of revenue when

reselling for this publisher under the cost-plus and specified-actions models. Help us understand the differences between the amounts in your response and the amounts of incentive revenues as disclosed on page 96. Explain to us under what other models you resell the publisher's marketing spaces besides the cost-plus and specified-actions models.

Rebates, page 91

2.   Your response to prior comment 6 indicates the marketers under the sales agent arrangement are not considered as customers for financial reporting purposes. Further tell us why you believe ASC 605-50 is applicable. If ASC 605-50 does not apply to the incentives granted to the marketers under the sales agent model, revise your disclosure here and throughout your registration statement to avoid describing those as "rebates granted to our customers."

3.   While you disclose revenue is presented on a net basis for your cost-plus campaigns, you appear to gross up revenue and cost of revenue for marketing cost paid to the publisher by $1,890 in the illustrative journal entries in your response to prior comment 7. Please advise. Also tell us whether any portion of the rebates received from publishers and recognized in net revenues as disclosed on page 96 amounting to $20.3 million, $14.3 million and $3.9 million during 2015, 2016 and the six-month period ended June 30, 2017, respectively, is gross of any marketing costs you paid to the publishers.

4.   The reconciliation provided in your response to prior comment 10 shows your net revenues included "Service charge net of additional media cost incurred for cost-plus customers which we cannot charge back" amounting to $8.8 million, $9.8 million and $3.6 million during 2015, 2016 and the six-month period ended June 30, 2017, respectively. Please explain what this item represents.

Key Components of Results of Operations, page 95

5.   Please explain to us how you calculated the percentages of net revenues for rebates and discounts granted to your customers and recognized as reduction of net revenues. For example, the reduction of $17.8 million represents (27.2)% of your total net revenues of $65.2 million in 2015; however, your tabular disclosure shows (51.5)%.

Business

Our Content Distribution Channels, page 140

6.   We note your response to prior comment 13 regarding your arrangements with large content distribution partners and that 58.8% of your total media costs for the six months ended June 30, 2017 are derived from your largest channel partner. Given the majority of

total media costs now appear to be provided by a single channel partner, please file your distribution agreement with this provider as an exhibit under Item 601(b)(10) of Regulation S-K, or explain why you are not substantially dependent on such an agreement.

iClick Interactive Asia Group Limited Consolidated Balance Sheets as of December 31, 2015 and 2016, page F-3

7.   Please advise why you refer to "Deferred revenue" on the face of your balance sheet and in various other places such as in liquidity starting on page 110 and in footnote 3(a) on page F-33, while your policy disclosure on pages F-22 and footnotes on pages F-43 and F-96 refer to "Customer deposits." Clarify the nature of the amounts collected in excess of revenue recognized and included as deferred revenue in your disclosure on page F-23.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

18 Share-based compensation

(b) Issuance of shares to certain employees with performance conditions, page F-110

8.   Your disclosure indicates the performance conditions were considered not probable to be met as of December 31, 2016 such that no associated share-based compensation expense has been recorded. Please revise to provide your conclusion as of June 30, 2017.

You may contact Mengyao Lu, Staff Accountant, at (202) 551-7271 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director
Office of Information
Technologies and Services

cc: Shuang Zhao, Esq.
        Cleary Gottlieb Steen & Hamilton (Hong Kong)